Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS FIRST QUARTER 2009 RAS RESULTS

SOLID OIBDA MARGIN OF 22%

•                  Revenue for the first quarter of 2009 amounted to RUB 15,375.1 million;

•                  First quarter 2009 net profit totaled RUB 1,980.4 million;

•                  OIBDA(1) amounted to RUB 3,379.6 million, representing an OIBDA margin of 22.0%;

•                  Revenues from data transmission and telematic services grew by 2.7 times year on year to RUB 1,296.1 million;

•                  Incoming international traffic increased by 12.9%(2) year on year.

Moscow — May 13, 2009 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced its unaudited first quarter 2009 results in accordance with the Russian Accounting Standards (RAS).

In the first quarter of 2009, Rostelecom delivered stable financial results despite the negative impact of the global economic crisis on the Company’s operating environment.

Rostelecom’s first quarter 2009 revenue totaled RUB 15,375.1 million.

The Company continued to actively diversify its business, increasing the proportion of innovative services contributing to total revenue during the period. In comparison with the first quarter of 2008, the share of data and intelligent network services doubled and amounted to 10.2% of total revenue.

First quarter 2009 incoming ILD traffic totaled 846.2 million minutes representing a year-on-year increase of 12.9% as Rostelecom continued to leverage its strong market position. Revenues from international operators for incoming ILD traffic transit and termination rose 29.0% year on year to RUB 1,713.5 million.

Rostelecom’s first quarter 2009 revenue from new and value-added services, including data, leased lines and intelligent network services as well as others, increased by 19.0% year on year to RUB 4,208.1 million. Revenue from data transmission and telematic services in 1Q2009 totaled RUB 1,296.1 million, representing a substantial increase of 2.7 times the 1Q2008 figure.

Rostelecom’s operating expenses for the accounting period amounted to RUB 13,089.6 million representing a year-on-year increase of 11.1%. The primary drivers behind this increase were the higher payments due to international operators as a result of Russian Ruble devaluation and the growth in international transit traffic.

OIBDA amounted to RUB 3,379.6 million, representing an OIBDA margin of 22.0% - exceeding the expected figure by 1.1%.

First quarter 2009 operating profit was RUB 2,285.5 million.

Other gains and losses for the first three months of 2009 totaled a net gain of RUB 197.6 million compared to RUB 87.9 million a year ago. The increase was mainly driven by a higher net interest gain, a substantial decrease in loss from the revaluation of financial investments and a foreign exchange gain in the accounting period compared to a foreign exchange loss in the first quarter of 2008.

As a result, Rostelecom’s first quarter 2009 net profit was RUB 1,980.4 million.

(1) OIBDA is calculated as total revenues less operating expenses excluding depreciation.

(2) All traffic data provided in the press release in preliminary.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru